                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Media Arts Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58439 C 10 2
                          ---------------------------
                                 (CUSIP Number)

      Sue Edstrom   521 Charcot Ave.   San Jose, CA 95131   (408) 922-1577
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 4, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 58439 C 10 2                                     Page 2 of 8 Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Kenneth E. Raasch
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                7  SOLE VOTING POWER

                   15,000
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0
  PERSON
   WITH        -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   15,000

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,000 (individually); 3,827,375 (as a group)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.1% (as a group)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2                                        Page 3 of 8 Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Linda L. Raasch
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   165,517
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0
  PERSON
   WITH        -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   165,517

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        165,517 (individually); 3,827,375 (as a group)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.1% (as a group)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 58439 C 10 2                                        Page 4 of 8 Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Raasch Family Trust, U.D.T. May 19, 1993
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/X/
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Trust formed under California law
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   3,646,858
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0
  PERSON
   WITH        -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   3,646,858

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,646,858 (in trust); 3,827,375 (as a group)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.1% (as a group)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        OO-Trust
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

This Amendment No. 4 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed December 9, 1996 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share, of Media Arts Group, Inc., a Delaware corporation.

ITEM 1:     Security and Issuer.

            Item 1 to Schedule 13D is hereby amended and restated in its entirety as follows:

            This statement relates to shares of Common Stock par value $0.01 per share, of Media Arts Group, Inc., a Delaware corporation (the "Issuer"). The address of Issuer's principal executive offices is 521 Charcot Ave., San Jose, California 95131.

ITEM 2:     Identity and Background.

            Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

        (a) The names of the persons filing are Kenneth E. Raasch, Linda
            L. Raasch and Raasch Family Trust, U.D.T. May 19, 1993 (collectively the "Reporting Persons")

        (b) The address of the principal business office of each Reporting Person is 521 Charcot Avenue, San Jose, California 95131.

        (c) Kenneth E. Raasch is the President, Chief Executive Officer and Chairman of the Board of Issuer. Linda L. Raasch is a homemaker and the spouse of Kenneth E. Raasch. The Raasch Family Trust was established under California law and its trustees and beneficiaries are Kenneth E. Raasch and Linda L. Raasch.

        (d) None of the Reporting Persons has been convicted in any criminal proceedings during the past five years.

        (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years.

        (f) Kenneth E. Raasch and Linda L. Raasch are United States citizens. The Raasch Family Trust is established under California Law.

ITEM 3:     Source and Amount of Funds and Other Consideration.

            Item 3 to Schedule 13D is hereby amended, in pertinent part, as follows:

            In consideration for receipt of 24,500 shares of the Issuer's Common Stock from Robert Wallace, on March 4, 1997, Kenneth E. Raasch deemed satisfied and cancelled a promissory note held beneficially by him issued by Robert Wallace on January 3, 1993, in original aggregate principal amount of $134,750 bearing interest at a rate of 6% per annum. Upon consummation of the transfer to him of the 24,500 shares from Mr. Wallace, Kenneth E. Raasch placed all of such shares in the Raasch Family Trust.

ITEM 4:     Purpose of Transaction.

            Item 4 to Schedule 13D is hereby amended, in pertinent part, as follows:

            The transactions described in Item 3 were consummated for investment purposes. The terms and provisions of the Stock Transfer Agreement effecting the transactions described therein (a copy of which is attached as Exhibit 2 hereto) are hereby incorporated by reference into this Item 4.

ITEM 5:     Interest in Securities of Issuer.

            Item 5 to Schedule 13D is hereby amended and restated in its entirety as follows:

        (a) The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by Kenneth E. Raasch is 15,000, which represents 0.0% of the shares of Issuer's Common
            Stock outstanding.

            The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by Linda L. Raasch is 165,517, which represents 0.01% of the shares of Issuer's Common Stock outstanding.

            The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by the Raasch Family Trust is 3,646,858, which represents 33.0% of the shares of Issuer's Common Stock outstanding.

            The aggregate number of shares of Common Stock beneficially, directly or indirectly, owned by the Reporting Persons as a group is 3,827,375, which represents 34.1% of the shares of Issuer's Common Stock outstanding.

        (b) Kenneth E. Raasch has:

            15,000 shares as to which he has sole power to vote or to direct the vote, 0 shares as to which he has shared power to vote or to direct the vote, 15,000 share as to which he has sole power to dispose or to direct the disposition, and 0 shares as to which he has shared power to dispose or to direct the disposition.

            Linda L. Raasch has:

            165,517 shares as to which she has sole power to vote or to direct the vote, 0 shares as to which she has shared power to vote or to direct the vote, 165,517 share as to which she has sole power to dispose or to direct the disposition, and 0 shares as to which she has shared power to dispose or to direct the disposition.

            Raasch Family Trust, U.D.T. May 19, 1993 has:

            3,646,858 shares as to which it has sole power to vote or to direct the vote, 0 shares as to which it has shared power to vote or to direct the vote, 3,646,858 share as to which it has sole power to dispose or to direct the disposition, and 0 shares as to which it has shared power to dispose or to direct the disposition.

        (c) Except as set forth in Items 4 and 5, to the best knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

        (d) Not applicable

        (e) Not applicable


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 to Schedule 13D is hereby amended, in pertinent part, as follows:

            The information set forth in Item 3, Item 4 and Item 5 above and the Stock Transfer Agreement (a copy of which is attached as Exhibit 2 hereto) are incorporated by reference into this Item 6. Kenneth E. Raasch and Linda L. Raasch are married and residents of the State of California, which is a community property state. They are each trustees and beneficiaries of the Raasch Family Trust.

ITEM 7:     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1. Joint Filing Agreement dated the 9th day of December, 1996 by and among Kenneth E. Raasch, Linda L. Raasch and the Raasch Family Trust, U.D.T. May 19, 1993, which was filed as Exhibit 1 to
            Schedule 13D filed on December 9, 1996 and is incorporated herein by reference.

            Exhibit 2. Stock Transfer Agreement entered into as of March 4, 1997 by and among Robert Wallace, Kenneth E. Raasch and Thomas Kinkade.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 5, 1997




/s/ Kenneth E. Raasch
------------------------------------------
Kenneth E. Raasch



/s/ Linda L. Raasch
------------------------------------------
Linda L. Raasch



/s/  Kenneth E. Raasch and Linda L. Raasch,
     as trustees of Raasch Family Trust
------------------------------------------
Raasch Family Trust, U.D.T. May 19, 1993

                                 EXHIBIT INDEX

Exhibit
  No.                                Document

   1 Joint Filing Agreement dated December 9, 1996 by and among Kenneth E. Raasch, Linda L. Raasch and the Raasch Family Trust, U.D.T. May 19, 1993, which was filed as Exhibit 1 to Schedule 13D filed on December 9, 1996 and is incorporated herein by reference.

   2 Stock Transfer Agreement entered into as of March 4, 1997 by and among Robert Wallace, Kenneth E. Raasch and Thomas Kinkade.